Exhibit 12.1

WPX Energy, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three months ended March 31, 2012	Years Ended December 31,
		2011	2010	2009	2008	2007
		(Millions)
Earnings:
Income (loss) from continuing operations before income taxes	$(63)	$(224)	$(893)	$299	$1,220	$289
Less: Equity earnings, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	(9)	(24)	(20)	(18)	(20)	(21)

Income (loss) from continuing operations before income taxes and equity earnings	(72)	(248)	(913)	281	1,200	268

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	26	117	124	100	74	91
Rental expense representative of interest factor	1	3	4	3	3	3

Total fixed charges	27	120	128	103	77	94

Distributed income of equity-method investees, excluding proportionate share from 50% owned investees and unconsolidated majority-owned investees	4	17	19	9	11	12

Less:
Capitalized interest	(2)	(9)	(15)	(17)	(20)	(9)

Total earnings as adjusted	$(43)	$(311)	$(781)	$376	$1,268	$365

Fixed charges	27	$122	$128	$103	$77	$94

Ratio of earnings to fixed charges	(b )	(c )	(d )	3.65	16.47	3.88

(a)	Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in provision (benefit) for income taxes in our Consolidated Statement of Operations.

(b)	Earnings were inadequate to cover fixed charges by $70 million.

(c)	Earnings were inadequate to cover fixed charges by $240 million.

(d)	Earnings were inadequate to cover fixed charges by $909 million.